EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 16, 2002

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

TELEFÓNICA HOLDING DE ARGENTINA S.A.
(previously known as CEI CITICORP HOLDINGS S.A.)
Unilateral Declaration of Intention to Purchase the Entire Remaining Stockholder Capital held by Third Parties

Telefónica Internacional S.A., a company registered in the Kingdom of Spain, with offices at 28 Gran Via, Madrid, Kingdom of Spain, in its capacity as controlling shareholder in Telefónica Holding de Argentina S.A., previously known as CEI Citicorp Holdings S.A., a company registered in the Argentine Republic, with offices at 1 Tucumán, 18th Floor, City of Buenos Aires, hereinafter called THA, unilaterally declares its intention to purchase the entire remaining stockholder capital held by minority stockholders in THA, under the terms set forth in Articles 25, 26, 28, 29, 32, point d), and the relevant parts of Decree No. 677/2001 from the National Executive Office of the Argentine Republic. Therefore, for each THA share in circulation, Telefónica Internacional S.A., will pay the amount of $3.2 (three pesos and twenty cents), to be deposited at the BBVA Banco Francés S.A. bank, with offices at 199 Reconquista, City of Buenos Aires, within five working days after approval is granted by the National Exchange Commission. This Declaration of Purchase shall also imply, de jure, the withdrawal of the public offering and quotation of THA shares from the date of the corresponding official notification. For further information about this matter, stockholders may call telephone number 4334-0073. Madrid, July 5, 2002.

Juan Carlos Ros Brugueras
Secretary-Board Member of the Board of Directors
Authorized Representative

Note: This Declaration of Purchase may not be effective between the date of issue and the deposit date of the amounts in question, if any event occurs, which in Telefónica Internacional S.A.'s judgment implies a substantial adverse change in its financial situation or the business, prospects or operations of Telefónica Internacional S.A., or in any one of its associated companies or any under its control, or any change in the prevailing conditions in the Argentine Stock Market. This Declaration of Purchase is also subject to appropriate government approval being granted within ninety days from the date of issue.

Telefónica Internacional S.A.

Buenos Aires, July 9, 2002

Chairman of the Board
Telefónica Holding de Argentina S.A.
Dr. Horacio César Soares
By Hand

Subject: Purchase of Remaining Stock in Telefónica Holding de Argentina S.A.

Dear Sir:

I am pleased to send you this letter in my capacity as the authorized representative of Telefónica Internacional S.A., to inform you that at its meeting held today, the Company Board of Directors, which holds 99.95% of the stockholder capital in Telefónica Holding de Argentina S.A., resolved to purchase the remaining stock held by third parties by a residual holding purchase operation described in Chapter VII of Decree No. 677/01.

For this purpose, this Company has today issued a Unilateral Declaration of Intention to Purchase the Entire Remaining Stockholder Capital held by Third Parties, which will be published as required by Article 28 of the above-mentioned Decree.

With nothing further to include in this letter, I send you my very best regards,

Juan Carlos Ros Brugueras
Authorized Representative

Telefónica Holding de Argentina S.A.

Buenos Aires, July 10, 2002

The Directors
The Buenos Aires Stock Exchange
By Hand

Subject: Purchase of Remaining Stock in Telefónica Holding de Argentina S.A.

Dear Sirs:

I am pleased to send you this letter in my capacity as the authorized representative of Telefónica Internacional S.A., with offices at Tucumán 1, 18th Floor, City of Buenos Aires, as set out in Article 23 of the Regulations of the Buenos Aires Stock Exchange.

In this regard, I hereby comply with this requirement by informing you that this Company today received the notification enclosed with this letter, issued by our shareholder Telefónica Internacional S.A., wherein it unilaterally declares its intention to purchase the entire remaining stockholder capital held by minority shareholders in Telefónica Holding de Argentina S.A. as set out in Chapter VII of Decree No. 677/01.

Accordingly and by virtue of the provisions of Article 28 of the above-mentioned Decree, the Company will shortly file the required documentation regarding withdrawal of its shares from the exchange.

With nothing further to include in this letter, I send you my very best regards,

Fernando Borio
Market Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: July 16, 2002

By: ____________________
Name: Fernando Raul Borio
Title: General Secrctary